March 1, 2017

John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:   CNX Coal Resources LP

Registration Statement on Form S-3

Filed February 8, 2017

File No. 333-215962

Dear Mr. Reynolds,

Set forth below are the responses of CNX Coal Resources LP, a Delaware limited partnership (“we,” “our” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 23, 2017, with respect to the Partnership’s Registration Statement on Form S-3 filed with the Commission on February 8, 2017 (the “Registration Statement”).

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold, italicized text. The Partnership will revise the Registration Statement in response to the Staff’s comment and will file a Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”) that reflects these revisions and also generally updates the information contained therein.

Description of Debt Securities, page 41

1.	We note the statement on the cover page that subsidiaries “may guarantee the debt securities.” We also note the statement on page 42 that subsidiaries will unconditionally guarantee, on a joint and several basis, the full and prompt payment of principal, of premium, if any, and interest on the debt securities. Please provide us with a detailed discussion of how you will consider the guidance in Rule 3-10 of Regulation S-X in assessing the level of financial information that should be presented for each of these subsidiaries. Tell us when and how, for example whether via a pre-effective amendment, such information would be provided. For guidance, please refer to Example No. 2 in Appendix B of Securities Act Release No. 33-7649 (March 2, 1999).

Response: The Partnership has three subsidiaries that are co-registrants under the Registration Statement: CNX Coal Finance Corp., CNX Operating LLC and CNX Thermal Holdings LLC. The Partnership does not believe that it is required to present separate financial statements under Rule 3-10 of Regulation S-X for any of the subsidiary co-registrants included in the Registration Statement and instead can satisfy its obligations under Rule 3-10 by adding a footnote to the Partnership’s financial statements in its future periodic filings in accordance to Rule 3-10 of Regulation S-X.

CNX Coal Finance Corp. is a finance subsidiary that has been formed solely to co-issue future debt with the Partnership. Rule 3-10(b) and the note thereto provides that separate financial statements are not required for a finance subsidiary that co-issues debt securities with its parent so long as the finance subsidiary is 100% owned by the parent co-issuer and the parent company financial statements are filed as required under Rule 3-10 of Regulation S-X and include a footnote to that effect. The Partnership confirms that CNX Coal Finance Corp. meets all of the requirements of Rule 3-10(b) of Regulation S-X because CNX Coal Finance Corp. is wholly owned by CNX Coal Resources LP, has no assets or any liabilities other than as a possible co-issuer of debt securities to be issued by CNX Coal Resources LP and its activities will be limited to co-issuing debt securities and engaging in other activities incidental thereto.

CNX Coal Operating LLC and CNX Thermal Holdings LLC have been included as co-registrants under the Registration Statement as subsidiary guarantors of future debt issued by the Partnership. Rule 3-10(f) of Regulation S-X provides that a parent company need not present separate financial statements of the subsidiary guarantors if each of the subsidiary guarantors is 100% owned by the parent company, the guarantees are full and unconditional, the guarantees are joint and several, and the parent company’s financial statements include a footnote with financial information for the subsidiary guarantors as required by Rule 3-10(f)(4). In addition, Note 1 to Rule 3-10(f) of Regulation S-X provides that any financial information required for subsidiary guarantors under Rule 3-10(f)(4) may be excluded if instead the parent company’s financial statements include a footnote stating, if true, that the parent company has no independent assets or operations, the guarantees of its subsidiaries are full and unconditional, and any subsidiaries of the parent company other than the subsidiary guarantors are minor. The Partnership confirms that it meets all of the requirements above:

•	CNX Coal Resources LP has “no independent assets or operations” as set forth in Rule 3-10(h). All of our operations are conducted, and all of our assets are owned, by our direct and indirect subsidiaries, each of which is listed as a “subsidiary guarantor” in the Registration Statement. Cash generated from our subsidiaries’ operations is distributed to the Partnership and then either held or distributed to our partners as contemplated under our limited partnership agreement.

•	Each subsidiary guarantor is directly or indirectly 100% owned by the Partnership. The Partnership owns 100% of the membership interests in CNX Operating LLC, which in turn owns 100% of the membership interests in CNX Thermal Holdings LLC. CNX Thermal Holdings LLC owns the undivided interest in the Pennsylvania mining complex described in the Registration Statement.

•	If and when issued, the guarantees by the subsidiary guarantors named in the Registration Statement will be full and unconditional and joint and several.

The Partnership will include new disclosure in the Amendment under “Description of Debt Securities” to clarify the disclosures required by Note 1 to Rule 3-10(f) of Regulation S-X as follows:

CNX Coal Resources LP, as the parent company, has no independent assets or operations, and the Partnership’s operations are conducted solely through its subsidiaries. In the event that CNX Operating LLC and CNX Thermal Holdings LLC (collectively, the “Subsidiary Guarantors”) guarantee the debt securities described in this prospectus, such guarantees will be full and unconditional and will constitute the joint and several obligations of the Subsidiary Guarantors. Each of the Subsidiary Guarantors is a 100% directly or indirectly owned subsidiary of the Partnership. The only other subsidiary of the Partnership is CNX Coal Finance Corp., which was formed solely to co-issue debt securities with CNX Coal Resources LP as described above and which has no independent assets or operations. There are no significant restrictions upon the ability of the Subsidiary Guarantors to distribute funds to the Partnership by dividend or loan other than under the Partnership’s Credit Agreement described in its Annual Report on Form 10-K for the year ended December 31, 2016. None of the assets of the Partnership, the Subsidiary Guarantors or the Finance Corp. represent restricted net assets pursuant to Rule 4-08(e)(3) of Regulation S-X under the Securities Act of 1933, as amended.

The Partnership will also include a note to the Partnership’s consolidated financial statements included in its future periodic reports beginning with its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 as required by Note 1 to Rule 3-10(f) of Regulation S-X. Below is a sample of the proposed note:

“Note XX – FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND FINANCE SUBSIDIARY OF POSSIBLE FUTURE PUBLIC DEBT”

The Partnership filed a Registration Statement on Form S-3 with the SEC to register the offer and sale of various securities including debt securities. The registration statement registers guarantees of debt securities by CNX Operating LLC and CNX Thermal Holdings LLC (Subsidiary Guarantors). The Subsidiary Guarantors are 100% owned by the Partnership and any guarantees by the Subsidiary Guarantors will be full and unconditional and joint and several. In addition, the registration statement also includes CNX Coal Finance Corp. (Finance Corp), which was formed for the sole purpose of co-issuing future debt securities with the Partnership. Finance Corp. is wholly owned by the Partnership, has no assets or any liabilities and its activities will be limited to co-issuing debt securities and engaging in other activities incidental thereto. The Partnership does not have any other subsidiaries other than the Subsidiary Guarantors and Finance Corp. In addition, the Partnership has no assets or operations independent of the Subsidiary Guarantors, and there are no significant restrictions upon the ability of the Subsidiary Guarantors to distribute funds to the Partnership by dividend or loan other than under the Credit Agreement described in these notes. In the event that more than one of the Subsidiary Guarantors guarantee public debt securities of the Partnership in the future, those guarantees will be full and unconditional and will constitute the joint and several obligations of the Subsidiary Guarantors. None of the assets of the Partnership, the Subsidiary Guarantors or the Finance Corp. represent restricted net assets pursuant to Rule 4-08(e)(3) of Regulation S-X under the Securities Act of 1933, as amended.

In connection with responding to the Staff’s comments, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please call me at (724)-485-4000.

By:	/s/ Lorraine L. Ritter
Name:	Lorraine L. Ritter
Title:	Chief Financial Officer and Chief Accounting Officer

cc: Hannah Thompson Frank, McGuireWoods LLP

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